Exhibit 99.1

Almonty Expands Sangdong Tungsten Offtake Agreement with Global Tungsten & Powders to US$490 Million in Contracted Annual Revenue at Current APT Pricing

Amendment Extends Offtake Term from 15 to 21 Years and Increases Total Contracted Volume by 40% to 4.41 Million MTU at Significantly Improved Pricing Terms

Dillon, MT – July 14, 2026 – Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1), a leading global producer of tungsten concentrate, today announced that it has entered into an amendment (the “Amendment”) to its long-term offtake agreement (the “Agreement”) with Global Tungsten & Powders LLC (“GTP”), a member of Austria’s Plansee Group, covering tungsten concentrate produced from Phase I of the Company’s Sangdong Mine in South Korea. The Amendment extends the term of the Agreement by six years, increases total contracted volumes by 40% and improves the pricing payable to Almonty on all contracted volumes by approximately 6.3%.

Amendment Highlights

●	Term extended from 15 to 21 years from the date of first delivery, extending contracted deliveries into the late 2040s and deepening a supply partnership that began in 2018.
●	Total contracted quantity increased by 40% from 3,150,000 to 4,410,000 metric tonne units (“MTU”) of tungsten concentrate, with minimum contracted volumes of 210,000 MTU per year following ramp-up.
●	Improved pricing that increases the revenue Almonty anticipates to realize on each MTU delivered for the entirety of the Agreement by 6.3%, growing expected annual contract revenue at current pricing by at least US$30 million per annum and for the annual total revenue to now increase to US$490 million over the 21 year contract at current pricing.

The Agreement covers approximately 90% of Phase I tungsten concentrate production from the Sangdong Mine. The Amendment follows the commencement of processing plant throughput operations at Sangdong, announced on July 1, 2026, as the mine ramps toward full Phase I capacity. The Agreement relates solely to Phase I production at Sangdong. It does not cover the Company’s planned Phase II expansion, which is anticipated to roughly double the mine’s annual processing capacity, or production from Almonty’s other operations. As a result, the amended Agreement is expected to represent only a portion of Almonty’s total production and revenue potential over time.

GTP, headquartered in Towanda, Pennsylvania, is one of the largest Western producers of tungsten powders and a key supplier into U.S. defense and industrial supply chains. With tungsten prices at historic highs following successive export restrictions imposed by China, the Amendment secures an expanded, U.S.-delivered supply of conflict-free tungsten concentrate for more than two decades.

Management Commentary

Lewis Black, Chairman, President and Chief Executive Officer of Almonty, commented: “GTP and the Plansee Group have stood behind the Sangdong Mine since 2018, and this Amendment reflects both the strength of that partnership and what the Sangdong Mine’s conflict-free tungsten is worth in today’s market. Extending the term to 21 years reflects the longevity of this project, increasing contracted volumes by 40% and increasing expected annual revenue by approximately 6.3% gives Almonty a depth of contracted revenue visibility that no producers in our industry can match.”

“Just as important, the improved pricing flows directly through volumes we are already contracted to deliver with at least US$30 million of additional approximate revenue per year at current APT prices expected, or roughly US$630 million over the life of the amended Agreement, precisely as Sangdong ramps toward full production in a tungsten market at historic highs.”

About Almonty Industries Inc.

Almonty (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to supply a significant portion of global non-China tungsten production upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in Spain and the United States, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Legal Notice

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law, and persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “strategy”, “opportunities”, “anticipated”, “potential”, “outlook”, “target”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements in this news release include, but are not limited to, statements concerning the expected timing and production at the Sangdong Mine, the incremental revenue and aggregate incremental contract value under the amended Agreement, future APT pricing, the delivery of contracted volumes under the amended Agreement, revenue generated from the Sangdong Mine, the planned Phase II expansion of the Sangdong Mine, and the Company’s growth strategy including the continued ramp-up of its Sangdong Mine. Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the incremental revenue and aggregate incremental contract value under the amended Agreement, future APT pricing, the delivery of contracted volumes under the amended Agreement, revenue generated from the Sangdong Mine, the planned Phase II expansion of the Sangdong Mine, and the Company’s growth strategy including the continued ramp-up of its Sangdong Mine and the risks identified in the Company’s annual information form for the year ended December 31, 2025 dated March 18, 2026 and Management’s Discussion and Analysis dated May 11, 2026. Although Almonty has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS NEWS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

Company

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us